Exhibit 99.a

FOR IMMEDIATE RELEASE

October 11, 2005

NOVA Chemicals to record write-down on European assets

Pittsburgh, PA – NOVA Chemicals Corporation today announced it will take a non-cash asset write-down of approximately U.S. $75 million in the third quarter of 2005 related to the NOVA Innovene Joint Venture’s plans to cease expandable polystyrene (EPS) production in Berre, France, and to permanently close an idled EPS plant in Carrington, UK.

NOVA Innovene is the recently launched European styrenic polymers joint venture between NOVA Chemicals and Innovene. Today, NOVA Innovene said in a news release that it will permanently cease EPS production at its Berre plant, which has annual production capacity of 145 million pounds (65 kilotonnes). NOVA Innovene also said it will permanently close an EPS plant in Carrington, UK, which was idled in October 2002 and had annual production capacity of 165 million pounds (75 kilotonnes).

The two rationalizations will remove nearly 30% of NOVA Innovene’s total EPS capacity and more than 10 percent of Western European industry capacity. These actions represent a first step toward a minimum of $40 million in synergies targeted to be delivered by the joint venture.

NOVA Chemicals produces commodity plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products.  We work with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX. Visit NOVA Chemicals on the Internet at www.novachemicals.com.

For more information about NOVA Innovene, visit www.nova-innovene.com.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel: 412.490.4166

Investor Relations inquiries, please contact:

Chris Bezaire – Vice President, Investor Relations

Tel: 412.490.5070

Forward-Looking Information

The information in this news release contains forward-looking statements.  By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements.  These risks and uncertainties include:  the nature and timing of NOVA Innovene’s announced rationalizations; the quantification and timing of any write-down to be taken by NOVA Chemicals as a result of the announced rationalizations, realizing synergies and cost savings targets; and other risks and uncertainties detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.